UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

Equus Total Return, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
294766100
(CUSIP Number)
Sam P. Douglass
3229 Groveland Lane
Houston, Texas 77019
and
Paula T. Douglass
3229 Groveland Lane
Houston, Texas 77019
(713) 526-9000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 22, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	294766100

1	NAMES OF REPORTING PERSONS Sam P. Douglass

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		669,414

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		669,414

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	669,414 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	294766100

1	NAMES OF REPORTING PERSONS Douglass Trust IV — FBO S. Preston Douglass, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		282,791

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		282,791

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	282,791 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	294766100

1	NAMES OF REPORTING PERSONS Douglass Trust IV — FBO Brooke Douglass

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		282,792

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		282,792

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	282,792 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	294766100

1	NAMES OF REPORTING PERSONS Tiel Trust FBO Sam P. Douglass

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		52,257

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		52,257

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	52,257 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	294766100

1	NAMES OF REPORTING PERSONS Paula T. Douglass

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		301,555

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		301,555

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	301,555 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	294766100

1	NAMES OF REPORTING PERSONS Tiel Trust FBO Paula T. Douglass

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		53,986

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		53,986

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	53,986 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

EXPLANATORY NOTE
This Amendment No. 2 to Schedule 13D (this “Amendment”), among other things, amends and supplements the Schedule 13D originally filed by Sam P. Douglass and Equus Corporation International on May 27, 1997, as amended by Amendment No. 1 thereto filed on June 4, 2009, Amendment No. 2, thereto filed on November 27, 2009, Amendment No. 3 thereto filed on March 1, 2010, Amendment No. 4 thereto filed on March 29, 2010, Amendment No. 5 thereto filed on April 5, 2010, and Amendment No. 6 thereto filed on May 17, 2010 (the “Schedule 13D”).
Unless set forth below, all previous Items of the Schedule 13D, are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is amended to add the following:
The additional shares reported in Amendment No.7 were acquired with personal funds.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:
(a)	and (b) As reflected in the following table:

	Shares Beneficially Owned		Power to Vote		Dispositive Power
Name	Aggregate No.	% of Class	Sole	Shared	Sole	Shared
Sam P. Douglass*	669,414	7.6%	669,414	0	669,414	0
Douglass Trust IV-FBO Preston**	282,791	3.2%	282,791	0	282,791	0
Douglass Trust IV-FBO Brooke**	282,792	3.2%	282,792	0	282,792	0
Tiel Trust FBO SPD**	52,257	0.6%	52,257	0	52,257	0
Paula T. Douglass*	301,555	3.4%	301,555	0	301,555	0
Tiel Trust FBO PTD***	53,986	0.6%	53,986	0	53,986	0

*
As of the date of this Amendment, Sam P. Douglass and Paula T. Douglass, in their individual capacities, and as trustees of the respective trusts listed herein, have beneficial ownership of 970,969 shares of Common Stock, representing 11% of the shares of Common Stock outstanding.

**
Sam P. Douglass, as trustee of the Douglass Trust IV- FBO S. Preston Douglass, Douglass Trust IV- FBO Brooke Douglass, and Tiel Trust FBO Sam P. Douglass, has sole voting and dispositive power over the Common Stock held by such trusts.

***	Paula T. Douglass, as trustee of Tiel Trust FBO Paula T. Douglass, has sole voting and dispositive power over the Common Stock held by such trust.
(c )	See Exhibit A.

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(d)
With respect to each person listed in Item 2, no person other than the Reporting Persons is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the securities owned by such person (except to the extent of the marital property interest therein of the spouse of any such person).

(e)	Not applicable.
[Signature Page to Follow]

2

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2011

/s/ Sam P. Douglass
Sam P. Douglass, Individually

/s/ Paula T. Douglass
Paula T. Douglass, Individually

/s/ Sam P. Douglass
Sam P. Douglass, as Trustee of Douglass Trust IV for the
Benefit of S. Preston Douglass, Jr.

/s/ Sam P. Douglass
Sam P. Douglass, as Trustee of Douglass Trust IV for the
Benefit of Brooke Douglass

/s/ Sam P. Douglass
Sam P. Douglass, as Trustee of Tiel Trust for the
Benefit of Sam P. Douglass

/s/ Paula T. Douglass
Paula T. Douglass, as Trustee of Tiel Trust for the
Benefit of Paula T. Douglass

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